                                              UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                                               SCHEDULE 13D
                                              (Rule 13d-101)

                                Under the Securities Exchange Act of 1934

                                             SLH CORPORATION
                                             (Name of Issuer)

                                       Common Stock $.01 Par Value
                                      (Title of Class of Securities)

                                               783988 10 8
                                              (CUSIP Number)

                             Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                                  Kansas City, MO 64108, (816) 292-2000
                              (Name, Address and Telephone Number of Person
                            Authorized to Receive Notices and Communications)

                                                 03/03/97
                         (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                            (Continued on following pages)
                                                           (Page 1 of 12 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                   Page 2 of 12

CUSIP Number 783988 10 8

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          William D. Grant
          ###-##-####

(2)     Check the Appropriate Box                      (a)    ______
          if a Member of a Group*                      (b)    ______

(3)     SEC Use Only

(4)     Source of funds*
          PF1

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             ______

(6)      Citizenship or Place of Organization
           United States

           Number of Shares                 (7)     Sole Voting Power
           beneficially Owned                          208,349
           by Each Reporting
           Person With                      (8)     Shared Voting Power
                                                       67,552

                                            (9)     Sole Dispositive Power
                                                        208,349

                                            (10)    Shared Dispositive Power
                                                        67,552

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
            275,901

--------
  1  No  funds  were  expended.   The  shares  beneficially  owned  were  either
distributed as a dividend by Seafield Capital Corporation or represent presently exercisable stock options.

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                                                                 Page 3 of 12

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by Amount in  Row (11)
         17%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!


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Item 1.      Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $.01 per share, of SLH Corporation, a Kansas corporation ("SLH"), whose principal executive offices are located at 2600 Grand Boulevard, Suite 500, Kansas City, Missouri 64108.

Item 2.    Identity and Background.

         This report is filed by William D. Grant, an individual, citizen of the United States whose business address is 2600 Grand Boulevard, Suite 500, Kansas City, Missouri 64108. Mr. Grant is a consultant to Seafield Capital Corporation, whose address is also 2600 Grand Boulevard, Suite 500, Kansas City, Missouri 64108. Seafield Capital Corporation's principal business is the ownership of eighty-two percent (82%) of the outstanding stock of LabOne, Inc., a Delaware corporation, whose offices are located at 10310 West 84th Terrace, Lenexa, Kansas 66214 and a sixty-seven percent (67%) ownership interest in Response Oncology, Inc., a Tennessee corporation, whose principal officers are located at 1775 Moriah Woods Boulevard, Memphis, Tennessee 38117.

         During the past five years, William D. Grant has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

         On March 3, 1997 Seafield Capital Corporation, a Missouri corporation ("Seafield") distributed (the "Distribution") to its shareholders of record on February 24, 1997, one share of SLH Common Stock for each four shares of Seafield held. No consideration was paid for any SLH shares distributed. All shares of SLH Common Stock shown as beneficially owned by the reporting person were acquired in the Distribution, except for 4,050 shares which are subject to issuance pursuant to presently exercisable stock options held by the reporting person; he paid no consideration for such options.

Item 4.     Purpose of the Transaction.

         The reasons for Seafield's distribution to its shareholders of shares of SLH Common Stock are set forth in Seafield's letter to its shareholders dated February 13, 1997 (the "Seafield Letter") and in the section of SLH's
Information Statement, dated February 13, 1997, designated "The Distribution-Background and Reasons for the Distribution" (the "Background and Reasons Section"). Copies of the Seafield Letter and the Background and Reasons Section are attached to this Schedule 13 D as Exhibits 99.1 and 99.2.



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         William D. Grant has no plans or proposals,  other than those discussed in SLH's Information Statement, dated February 13, 1997, filed as part of Pre-Effective Amendment No. 2 to SLH's Registration Statement on Form 10 (File No. 0-21911), which relate to or would result in (i) the acquisition by any person of additional securities of SLH, or the disposition of securities of SLH;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SLH or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of SLH or any of its subsidiaries; (iv) any change in the present board of directors or management of SLH; (v) any material change in the present capitalization or dividend policy of SLH; (vi) any other material change or instruments corresponding thereto or other actions in SLH's business or corporate structure; (vii) any change in SLH's charter or bylaws or instruments corresponding thereto which may impede the acquisition of control of SLH by any person; (viii) causing a class of SLH's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in
an  inter-dealer   quotation   system  of  a  registered   national   securities
association; (ix) a class of equity securities of SLH being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above.

         Item 5.     Interest in Securities of the Issuer.

           (a), (b) and (c)

         William D. Grant beneficially owns 275,902 shares of SLH Common Stock. Mr. Grant has sole power to vote and dispose of 208,350 of such shares and shares voting and dispositive powers as to 67,552 of such shares. Of the shares beneficially owned and as to which Mr. Grant has sole voting and dispositive powers, 4,050 of such shares are ones which he has a right to acquire pursuant to stock options which are presently exercisable. The number of shares beneficially owned by William D. Grant constitutes approximately 17% of SLH's outstanding Common Stock. This percentage does not reflect shares subject to issue upon the exercise of stock options owned by persons other than William D. Grant, nor does it reflect shares subject to issue upon exercise of stock options held by Mr. Grant which are not presently exercisable and which do not become exercisable within the next sixty days. Mr. Grant does have stock options to acquire an additional 12,150 shares of SLH Common Stock, but such options will be vested and become exercisable only on March 3, 1998, as to 4,050 shares, on March 3, 1999, as to 4,050 shares, and March 3, 2000 as to 4,050 shares.

         Of the shares beneficially owned by Mr. Grant as to which he shares voting and dispositive power, the party with which Mr. Grant shares such powers is UMB Bank, N.A., Kansas City, Missouri, a federal banking association, with its principal office located at 1010 Grand Boulevard, Kansas City, Missouri 64106. UMB Bank, N.A. is a commercial bank incorporated under the laws of the United States. To the best of Mr. Grant's knowledge, UMB Bank, N.A. has not, during the last five years, (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding UMB Bank, N.A. was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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         (d)

         Other persons have the right to receive dividends on 108,922 shares of SLH Common Stock beneficially owned by William D. Grant. The only person who has such interest in more than 5% of the described class of securities is Frances G. Peterson.

         (e)

         Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Of those shares of SLH Common Stock listed above over which Mr. Grant has sole voting and disposition powers, 2,518 shares are pledged to secure indebtedness of a family member to Boatmen's National Bank, Kansas City, Missouri, and 6,826 shares are pledged to secure indebtedness of a family member to Missouri Bank and Trust Company of Kansas City, Kansas City, Missouri.

Item 7.     Exhibits.

         99.1 Letter of Seafield Capital Corporation to its shareholders, dated February 13, 1997.

         99.2 Section from SLH's Information Statement dated February 13, 1997, designated "The Distribution - Background and Reasons for the Distribution."




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







         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             /s/  W. D. Grant
                  William D. Grant


         Date:             March 12, 1997





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







         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                  William D. Grant


         Date:             March 12, 1997




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                                            EXHIBIT INDEX



         99.1 Letter of Seafield Capital Corporation to its shareholders, dated February 13, 1997.

         99.2 Section from SLH's Information Statement dated February 13, 1997, designated "The Distribution - Background and Reasons for the Distribution."



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

                                       Exhibit 99.1

[LOGO]
                          SEAFIELD CAPITAL CORPORATION
                         2600 Grand Boulevard, Suite 500
                               P. O. Box 410949
                         Kansas City, Missouri  64141

                                February 13, 1997

Dear Shareholder:

         I am pleased to inform you that the Board of Directors of Seafield Capital Corporation has approved a distribution to our shareholders of all the outstanding shares of common stock of SLH Corporation. The stock distribution will be made to holders of record of Seafield Capital Corporation common stock on February 24, 1997. You will receive one share of SLH Corporation common stock for every four shares of Seafield Capital Corporation common stock you hold on the record date.

         As a result of the distribution you will own shares in two separate and very different companies. Seafield Capital Corporation will be focused on its core businesses -- operating its current laboratory testing business and healthcare businesses consisting of LabOne, Inc., and its subsidiaries and Response Oncology, Inc. SLH Corporation will concentrate on managing, developing and disposing of its Real Estate and Energy Businesses and Miscellaneous Assets.

         The Seafield Board believes that the separation of the Real Estate and Energy Businesses and Miscellaneous Assets from Seafield's other core businesses will provide investors a sharper focus as to the particular merits of each of those investments and thereby provide Seafield shareholders with a better recognition of the value of each of those investments. In addition, the
Distribution  will  permit  SLH to  pursue  strategies  for the  management  and development of its relatively illiquid and developmental assets without conflicting with Seafield's strategies for its laboratory testing and healthcare businesses.

         Following the Distribution, your Board of Directors expects that it will maintain the quarterly cash dividend on Seafield Capital Corporation common stock at current levels. SLH does not intend to pay regular annual or quarterly cash dividends. We have received an opinion from our counsel that the Distribution will be a taxable transaction. After the Distribution we will report to you our determination of the fair market value of the amount of the Distribution received by you for tax purposes on IRS Form 1099-DIV.

         The enclosed Information Statement explains the proposed distribution in detail and provides financial and other important information regarding SLH Corporation. We urge you to read it carefully. Holders of Seafield Capital Corporation common stock are not required to take any action to participate in the distribution. A shareholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

                                   Sincerely,



                                                     W. Thomas Grant II
                                                     Chairman of the Board



                                                    1

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                                               Exhibit 99.2

                                             THE DISTRIBUTION

Background and Reasons for the Distribution

          In late 1990 Seafield began a transformation process from an insurance company to a holding company with a new focus. Seafield's principal assets after the sale of its insurance subsidiary consisted of a majority ownership of a publicly traded laboratory testing business ("LabOne") a significant interest in a publicly traded cancer management business ("Response"), the Real Estate
business,   Energy  assets,   including  Syntroleum,   several  venture  capital
investments and a significant amount of cash. The strategy of Seafield was deployment of resources into developing businesses that provide services to the healthcare and insurance industries. The sources of cash for these investments were the proceeds from the sale of the insurance company, gains on securities transactions, real estate sales from real estate operations and the sale of other assets that did not support the strategic focus on the healthcare and insurance industries. By 1995 Seafield had made considerable progress consistent with that focus by increasing its ownership in LabOne to over 80% and its interest in Response to approximately 60% and had sold and disposed of several majority owned investments. In 1996, after also considering a sale of the Transfer Assets, the Seafield Board decided to further pursue its focus on the healthcare and laboratory testing industries by spinning off Seafield's remaining Real Estate and Energy Businesses and Miscellaneous Assets to shareholders in the Distribution.

         The Seafield Board concluded that the Distribution was in the best interests of Seafield Shareholders since it would separate the Company's assets from Seafield's other core businesses and thereby provide investors a sharper focus as to the particular merits of each of those investments and provide greater recognition of the value of the Company's assets. The Seafield Board has also considered a variety of strategic alternatives for its remaining core businesses, including the possibility of a merger into LabOne, the sale of one or more of its other core businesses and the sale of Seafield as a whole. Although no such transactions have been agreed upon or are under negotiation, it is believed that the transfer of the Transfer Assets and Transfer Liabilities to the Company will better position Seafield for any such alternative while at the same time permitting the Company to pursue a long term strategy for the development, management and disposition of its relatively illiquid and developmental assets. Seafield believes that the Distribution is a strategy superior to an immediate sale of those Businesses and Assets. The present transfer of those assets to the Company will permit their sale or other disposition on a more orderly basis thereby increasing the opportunities to maximize their net present value. Seafield believes that realization of Syntroleum's potential will likely take at least two years and if Seafield were to affect a near-term sale of the other Transfer Assets, Seafield would likely receive an unacceptably low value.

         It is believed that the Distribution at this time will further Seafield's commitment to enhancing shareholder values, because it should enable Seafield shareholders to have the market value of their interests in Seafield more closely reflect the true value of the underlying assets. The Seafield Board believes that the market has not fully recognized the value of the Seafield Common Stock due to the fact that the Company's Real Estate and Energy Businesses and Miscellaneous Assets have been combined with Seafield's core healthcare and laboratory testing businesses. A comparison over several years of Seafield's market capitalization with the aggregate of the public trading market values of Seafield's holdings of LabOne and Response indicates that investors have ignored or attributed little value to the Real Estate and Energy Businesses and Miscellaneous Assets in pricing Seafield Common Stock. By separating the Company's assets from Seafield's publicly traded core businesses into Seafield Common Stock and Company Common Stock, it is believed that investors may be better able to ascertain the value of each of those assets. After the Distribution, Seafield will consist of two publicly traded core businesses that already have common stock values that are readily ascertainable. This should enable investors to gain a more accurate perception of the value of the Seafield Common Stock. For a similar reason, the transfer of the Real Estate and Energy Businesses and Miscellaneous Assets into a publicly traded entity that

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contains no other assets should  facilitate the public  recognition of the value
of  those  assets.   Since  the  first  public   announcement  of  the  proposed
Distribution, the public trading market values of Seafield's holdings of LabOne and Response have remained in a narrow range. During the same period, Seafield's market capitalization has increased more than ten percent (10%). However, there is no assurance that the combined prices of the Company Common Stock and the Seafield Common Stock following the Distribution will be equal to or greater than the trading price of Seafield Common Stock prior to the Distribution.

         The Distribution would also permit the Company to pursue strategies for the management and development of a variety of illiquid and developmental assets that would not conflict with Seafield's strategies for the laboratory testing and healthcare businesses. Seafield's business plan for its Real Estate and Energy businesses and Miscellaneous assets has been to realize the value of the real estate assets in an orderly manner and to grow the other businesses and assets to maturity and to then dispose of them in an orderly manner over an indefinite period of time. Although it is contemplated that many of the Real Estate and Miscellaneous assets may be successfully disposed of over the next two to three years, a longer period will likely be required for Syntroleum. Syntroleum is beginning to emerge from 12 years of developing its Syntroleum(R) Process. However, a commercially viable processing plant using the Syntroleum(R) Process has not been constructed or placed in operation and a considerable amount of time and additional capital funding may be necessary to move Syntroleum from a start-up venture to a second stage operating enterprise.

         Following the Distribution the Company plans to sell all of its assets, other than Syntroleum, in an orderly manner and under circumstances that would enable the Company to take advantage of opportunities to maximize the net amounts recoverable from each asset. Concurrent with these activities the Company will continue to assist Syntroleum with its efforts to license the Syntroleum Process, market its catalyst and to ultimately construct and operate plants for the conversion of natural gas into synthetic liquid hydrocarbons. These activities will include assistance with strategic planning and the acquisition of debt and or equity financing for the construction of one or more Syntroleum plants. That assistance may also include further investment by the Company in Syntroleum or directly in one or more Syntroleum plants. Following the liquidation of non Syntroleum assets, the Company expects to continue to promote the management, growth and development of Syntroleum or it may engage in a merger or some other transaction that would effectively dispose of all of its assets. The Company's primary source of revenue to support operations will be derived from the operation and sale of non Syntroleum assets and available cash. Excess proceeds may be used to prepare assets for ultimate sale, and, depending on the progress made by Syntroleum, for possible further investment in Syntroleum or in one or more Syntroleum plants.
See "BUSINESS AND PROPERTIES -- Strategy."

         The Seafield Board chose to have the Company assume the liability, if any, with respect to the $14.6 million of Tax Claims of the Internal Revenue Service and the State of California for a number of reasons. The liabilities have no relation to Seafield's current core laboratory testing and cancer management businesses while the historical basis for the largest single component of the Tax Claims is an issue relating to a tax loss from the sale of an interest in a real estate partnership. That component derives from the real estate business being transferred to the Company. As a consequence, the personnel familiar with and responsible for the settlement and resolution of the claims consist entirely of personnel of the Company's Real Estate subsidiary and other Company officers. Finally, notwithstanding Seafield's and the Company's belief that adequate accruals have been made for the liability, if any, respecting the Tax Claims, there is necessarily uncertainty as to the ultimate outcome; by having the Company assume such liability, Seafield will be able to pursue various strategic alternatives for its core businesses, including alternatives which involve third parties, without such third parties having a concern for the ultimate outcome of the Tax Claims. For the foregoing reasons, the Seafield Board concluded that the Tax Claims could be more favorably managed in the interests of all Seafield shareholders by the Company.


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         The Seafield  Board  recognized in its planning  that the  Distribution
would   result  in  a   transaction   taxable  both  to  Seafield  and  Seafield
shareholders. However, due to the nature of the Company's businesses and the amount and duration of Seafield's holdings thereof, Seafield and the Company are not positioned to effect the Distribution on a tax free basis. The Board has considered that Seafield's net capital losses and its tax basis in Company Common Stock (and prior to their transfer to the Company, in the Transfer Assets) will significantly reduce the amount of taxable gains to Seafield that would otherwise be recognized. Accordingly, it concluded that the benefits of the restructuring would more than offset any negative tax consequences of the restructuring. See "THE DISTRIBUTION - Material Federal Income Tax Consequences of the Distribution."

         For the reasons stated above, the Seafield Board believes that the Distribution is in the best interests of Seafield and its shareholders.



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